November 2, 2018

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re: SlideBelts Inc.

Offering Statement on Form 1-A

Filed October 17, 2018

File No. 024-10910

Dear Mr. Reynolds:

We acknowledge receipt of comments in your letter of October 29, 2018 regarding the Offering Statement of SlideBelts Inc. (the “Company”), which we have set out below, together with our responses.

1-A filed October 17, 2018

Dilution, page 8

1.	We note you have presented in the table net tangible book value before and after offering, related per share amounts and dilution disclosures based on amounts outstanding as of December 31, 2017. Please revise to present net tangible book value before and after offering, net tangible book value per share before and after offering and other related dilution disclosures consistent with the recent interim financial statements presented.

The Company has revised the table in the Dilution section of the Offering Statement as requested by the Staff.

Plan of Distribution, page 11

2.	We note your revisions to this section regarding credit card subscriptions. Please clarify who will conduct the offering and provide the services in the listed bullet points on page 11 for credit card subscriptions.

The Company has revised the Plan of Distribution section of the Offering Statement as requested by the Staff to clarify which entities will be providing services for credit card subscriptions in this offering.

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Financial Statements, page F-2

3.	We note that you have restated your financial statements for the years ended December 31, 2016 and December 31, 2017 in response to comment 8. Please revise to prominently label your financial statements as restated and provide disclosures required by FASB ASC 250-10-50-7.

The Company has revised the financial statements to prominently label them as restated and provide disclosures required by FASB ASC 250-10-50-7 as requested by the Staff.

Notes to Financial Statements

Note 2: Summary of Significant Accounting Policies

Deferred Advertising Costs, page F-10

4.	We note your responses to comments 6 and 7. Please provide us a detailed analysis which clearly illustrates how your deferral of advertising costs complies with ASC paragraphs 340-20-25-4 through 25-15. Your analysis should clearly identify the persuasive evidence you gathered to demonstrate that the advertising will result in probable future economic benefits. Please also ensure your analysis addresses the following points:

Please see the Company’s specific responses to the Staff’s comments under each bullet point below.

•	Further explain to us your direct advertising programs including details sufficient to understand the types of direct advertising you employ, the frequency of each advertising effort, how customers respond to your advertising, how responses are documented and the level of detail included in your records of these responses. Refer to ASC 340-20-25-6.

ASC 340-20-25-6 states that “In order to conclude that advertising elicits sales to customers who could be shown to have responded specifically to the advertising, there must be a means of documenting that response, including a record that can identify the name of the customer and the advertising that elicited the direct response.” The Company met the criteria stipulated in ASC 340-20-25-6 by performing the following:

•	All of the Company’s direct response advertising utilizes pixel tracking and the Company builds audiences based on key metrics to further market to those users. The pixel tracking allows the Company to monitor each customer’s response and whether it resulted in a successful sale.

•	The Company also has an email signup lightbox that is shown on a user’s first visit, as well as an exit intent pop-up. Customers’ emails are also obtained at the time of purchase. By obtaining the user’s email we are able to make the necessary follow-up touch points. The Company’s email acquisition campaign is setup based on increasing lifetime value (LTV).

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•	The Company utilizes these emails by advertising sales, product launches, and updates with email blasts. This strategy is setup to both convert those new users who were acquired by online ads and to increase LTV (and lifespan) of existing customers. Similar to the Company’s pixel tracking, the Company is able to monitor each customer’s response to the email marketing and confirm whether it resulted in a successful sale.

•	All email marketing efforts are insignificant and immaterial in employee time and actual cost.

•	Responses to all direct response advertising are automatically documented in the respective advertising platform (Google AdWords, Facebook, etc.) and the Company can track each customer response to the purchase, if one was made. The Company has the capability to drill-down on its advertising costs for these advertising platforms to see each unit of advertising spend and its linked purchase if applicable.

•	All direct advertising efforts are performed daily.

•	Given your representations that your direct response advertising efforts did not initiate until late 2016, explain how you determined that sufficient verifiable historical patterns of results existed to allow for capitalization of these costs in 2017. Refer to ASC 340-20-25-9.

To clarify the response to Comment #6 in our previous response letter dated October 17, 2018, the Company’s direct response advertising efforts did not fully initiate until late 2016. However, the Company has been conducting direct response advertising efforts since 2014. The direct response advertising efforts were immaterial but historical data does exist to show newly acquired customers returning to purchase, providing future economic benefit, without significant advertising effort.

In reference to ASC 340-20-25-9, the Company considered the following attributes:

o	The demographics of the audience:
▪	The Company’s advertising platforms provide highly detailed analytics and historically it has been proven that the demographics of the Company’s audience remains consistent. The Company’s main demographic has gone fairly unchanged since business inception, consisting of males 30-55 years old.
o	The method of advertising:
▪	As mentioned above, the Company’s direct-response method of advertising is via online advertisements and subsequent email marketing, which is insignificant in employee time and cost.
o	The product:
▪	Since business inception, the Company has sold the same core product (belts).
o	The economic conditions:
▪	Since the Company’s inception, the economic conditions have remained consistent.

•	Please quantify the success rate in obtaining new customers per unit of advertising and demonstrate how these success rates have been consistent in each significant advertising effort.

The Company has had only one significant advertising effort which is centralized around online advertising and is an on-going major focal point of its business. The Company’s success rate in obtaining new customers per unit of advertising has consistently averaged in the 2.0%-3.0% range, compared to the industry average of 1.01%.

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•	Clarify whether your increased advertising spend in 2017 was a result of expanding into new markets or products, or a combination of both and your basis for any extrapolation of your historical response patterns to these new markets or products in determining probable future economic benefits of the capitalized advertising spend.

The Company’s increased advertising spend in 2017 was neither a result of new markets or products but rather a result of the Company increasing its market share. Given that the Company remained in the same markets with the same products, we can reasonably state that the Company’s historical response patterns will continue.

•	Tell us how you concluded that you have objective evidence which demonstrates a stable history of future benefits derived from re-orders of your products without any significant additional advertising efforts.

The Company’s online store platform tracks orders by customer, allowing it to analyze customer-level purchase data. This objective evidence also provides the Company the method in which customers arrived to make a purchase (via an online advertisement, marketing email, Google search, etc.). One of the main contributors to subsequent orders of the Company’s products without any significant additional advertising efforts is its email remarketing campaigns. These efforts are insignificant and immaterial in employee time and actual cost. Additionally, the email remarketing campaigns historically have a 10-12% conversion or success rate, far exceeding what is typical for a normal marketing effort.

•	Clarify whether you established separate standalone cost pools for each significant advertising effort in accordance with ASC 340-20-35 through 35-5 and clarify how your current amortization policy based on a 2.2 year life complies with this guidance.

Establishing separate standalone cost pools was not applicable as the Company has only one significant advertising effort as stated above.

•	In reference to ASC 340-20-35-1:
o	The Company has one significant advertising effort; thus multiple cost pools are not applicable.
•	In reference to ASC 340-20-35-2 through 35-4:
o	The Company calculated future benefits from its direct response advertising to extend beyond the 2.2 years we are amortizing our capitalized advertising.
o	The Company tests for impairment of our capitalized direct-response advertising balance at each balance-sheet date by comparing the amount capitalized to the probable remaining future benefit.
•	In reference to ASC 340-20-35-5:
o	Historically, the Company has seen customers return for subsequent purchases well beyond one year or one operating cycle due to the nature and utility of its core product line.

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Exhibits

5.	We note your response to prior comment 10 and your disclosure on pages 6 and 12 regarding the waiver of jury trial provision in your subscription agreement. Please revise your disclosure to clarify the types of claims made under federal securities laws that arise out of or relate to the subscription agreement. In addition, please revise to:
•	Address any question as to enforceability of this provision under federal law and state law;
•	To the extent the provision applies to federal securities law claims, please revise the disclosure and the subscription agreement to state that by agreeing to the provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder; and
•	Clarify whether purchasers of interests in a secondary transaction would be subject to the waiver of jury trial provision.

The Company has revised the Offering Statement as requested by the Staff.

6.	Please file Exhibit 6.15 in its entirety, including exhibit B, the fee schedule. Similarly file Exhibit 8.2 in its entirety including Schedule A, escrow agent fees. lastly, the escrow agreement filed as Exhibit 8.1 references the fees set forth in the master services agreement filed as Exhibit 6.1. However, we are unable to locate the terms of the fees in either Exhibit 6.1 or Exhibit 8.1. Please file the agreement with WealthForge that sets forth the fees related to the services being provided.

In response to the Staff’s comments, Exhibit 6.15 has been filed in its entirety, including exhibit B, the fee schedule. Similarly Exhibit 8.2 has been filed in its entirety, including Schedule A detailing escrow agent fees. Finally, Exhibit 6.1 has been refiled in its entirety with an attachment detailing terms of the fees referenced by Exhibit 8.1.

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Thank you again for the opportunity to respond to your questions to the Offering Statement of SlideBelts Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson
Partner
CrowdCheck Law LLP

cc: Brigham Taylor
SlideBelts Inc.
4818 Golden Foothill Pkwy
El Dorado Hills, CA 95762

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